Helmerich & Payne International Drilling Co.
1437 South Boulder Avenue
Tulsa, Oklahoma 74119

(918) 742-5531

June 25, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:                                 Helmerich & Payne International Drilling Co.
Registration Statement on Form S-4

Ladies and Gentlemen:

Helmerich & Payne International Drilling Co., a Delaware corporation (the “Issuer”), is registering an exchange offer (the “Exchange Offer”) of 4.65% Senior Notes due 2025 issued by the Issuer on March 19, 2015 (the “Old Notes”), together with the related guarantee by Helmerich & Payne, Inc., a Delaware corporation (“Parent” and, together with the Issuer, the “Registrants”), for 4.65% Senior Notes due 2025, together with the related guarantee by Parent, that have been registered under the Securities Act of 1933, as amended (the “Securities Act” and, such notes, the “New Notes”), pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (publicly available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993).  The Registrants represent as follows:

1.                                      The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.                                      In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.                                      The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.                                      The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993)) in connection with any resale of such New Notes.

5.                                      The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)                                 If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)                                 If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.                                      Neither the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

[signature page follows]

Very truly yours,

HELMERICH & PAYNE INTERNATIONAL DRILLING CO.

By:	/s/ Cara M. Hair
Name:	Cara M. Hair
Title:	Vice President

HELMERICH & PAYNE, INC.

By:	/s/ Cara M. Hair
Name:	Cara M. Hair
Title:	Vice President and General Counsel

cc:	Jonathan M. Cinocca, Esq.
Corporate Secretary
Helmerich & Payne, Inc.

Katherine D. Ashley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP